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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2005

                              INTEROIL CORPORATION
             (Exact name of Registrant as specified in its charter)
                        COMMISSION FILE NUMBER 001-32179

                              NEW BRUNSWICK, CANADA
         (State or other jurisdiction of incorporation or organization)

                                SUITE 2, LEVEL 2
                        ORCHID, PLAZA 79-88 ABBOTT STREET
                           CAIRNS, QLD 4870, AUSTRALIA
                    (Address of principal executive offices)

       Registrant's telephone number, include area code: (61) 7 4046 4600

                       Indicate by check mark whether the
                  Registrant files or will file annual reports
                       under cover Form 20-F or Form 40-F

                           Form 20-F ____ Form 40-F   X
                                                     ---

  Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ____ No    X
                                                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   INTEROIL CORPORATION



                                   By:  /s/ Tom S. Donovan
                                       ----------------------------------------
                                          Tom S. Donovan
                                          General Manager - Finance/Accounts
                                          and Chief Financial Officer

                                   Date:  June 29, 2005


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                              INTEROIL CORPORATION
                       FORM 6-K FOR THE MONTH OF JUNE 2005



                                  Exhibit Index

1.       Report of voting results.

2.       Press release dated June 28, 2005 related to business segment update.